Exhibit 99.1

PRESS RELEASE

Cascades Inc.	Telephone: 819-363-5100
404 Marie-Victorin Blvd., P.O. Box 30	Fax: 819-363-5155
Kingsey Falls, Quebec J0A 1B0
Canada
www.cascades.com

CASCADES DOUBLES ITS PRODUCTION OF MOULDED PULP PACKAGING WITH ACQUISITIONS IN THE UNITED STATES

Kingsey Falls (Quebec), December 6, 2018 – Cascades Inc. (TSX: CAS), a leader in the recovery and manufacturing of green packaging and tissue products, is pleased to announce the acquisition of assets, all located in the United States, which will allow the company to double its production capacity of ecological packaging manufactured in moulded pulp. The total cost of the transaction amounts to US$37.4 million. The effective date of the transaction is today.

The acquired manufacturing plants are Urban Forest Products and Clarion Packaging respectively located in Brook, Indiana and Clarion, Iowa; two of the top three egg-producing states in the U.S. The plants manufacture moulded pulp protective packaging that primarily serves the egg and quick service restaurant industries and have a combined workforce of just over 150 employees. Cascades also acquired a majority interest in Falcon Packaging, a leader in the distribution of egg packaging which has 31 employees in Ohio, Iowa and Georgia. Combined, these three companies have consolidated sales that exceed US$110M annually.

“These acquisitions give us the opportunity to improve Cascades’ position in the strategic fresh protein and food services packaging markets. They are also in line with our objective to expand our moulded pulp activities, which produce a recycled, recyclable, compostable and biodegradable packaging product that offers highly interesting opportunities against a backdrop of expanding interest in the circular economy. The value of this transaction is in line with current Cascades trading multiple and will be accretive to net earnings”, said Mario Plourde, Cascades President and CEO.

Luc Langevin, President and Chief Operating Officer of Cascades Specialty Products Group, added, “The quality of the acquired assets and their complementary geographical positioning with our existing plants that manufacture moulded pulp packaging will allow us to improve the service we provide to our customers, and support our innovation initiatives. With four moulded pulp plants efficiently spread out across North America, Cascades will build synergy, improve the distribution of production volumes, and allow certain sites to specialize. By doubling our production of moulded pulp packaging, today’s announcement underlines our commitment to continue growing our presence in the green packaging market.”

Founded in 1964, Cascades offers sustainable, innovative and value-added solutions for packaging, hygiene and recovery needs. The company employs 11,000 women and men, who work in over 90 production units in North America and Europe. With its management philosophy, half a century of experience in recycling, and continuous efforts in research and development as driving forces, Cascades continues to deliver the innovative products that customers have come to rely on, while contributing to the well-being of people, communities and the entire planet. Cascades’ shares trade on the Toronto Stock Exchange under the ticker symbol CAS.

Media:

Hugo D’Amours

Vice-President, Communications and Public Affairs

Cascades Inc.

819-363-5164

hugo_damours@cascades.com

Investors:

Jennifer Aitken, MBA

Director, Investor Relations

Cascades Inc.

514-282-2697

jennifer_aitken@cascades.com

Website: www.cascades.com

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